
TRACKED
INSURED
OBPF
OXO-BIODEGRADABLE PLASTICS FEDERATION
BAGUPS®
MAKING A DIFFERENCE ONE BAG AT A TIME
1. DROP DOWN
2. PULL UP
3. GET OUT
4. GET REFILLS